

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 30, 2016

Via E-mail
Mr. Arthur Grant Mikaelian
Chief Executive Officer and Chief Financial Officer
PetLife Pharmaceuticals, Inc.
433 N. Camden Dr.
Beverly Hills, CA 90210

> **Re:** **PetLife Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended August 31, 2015**
> **Filed January 5, 2016**
> **File No. 0-52445**

Dear Mr. Mikaelian:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction